UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     45727E
                            -----------------------
                                 (CUSIP Number)

                            James E. Lineberger, Jr.
                              Lineberger & Co., LLC
                              1120 Boston Post Road
                                Darien, CT 06820
                                  203-655-7578
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 12 pages

                                  SCHEDULE 13D
-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     Irrevocable Trust of James E. Lineberger u/a 12/17/98
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     65-6285554
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Connecticut
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            813,363(1)
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            0
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            813,363(1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     813,363
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     5.3%(2)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); (ii) 255,744 shares currently exercisable pursuant to warrants (the "Trust Warrants") held by the Trust; and (iii)100,000 shares underlying convertible notes held by the Trust (the "Trust Notes") in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00.
(2) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005, as adjusted upward to 15,367,323 shares to reflect 255,744 shares issuable under the Trust Warrants and 100,000 shares issuable under the Trust Notes.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 pages

-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     L & Co., LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     06-1557367
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            453,023(1)
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            0
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            453,023(1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     453,023
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     3.0%(2)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co.") and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").
(2) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 12 pages

-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Lineberger & Co., LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     22-2865357
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Connecticut
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            453,023(1)
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            0
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            453,023(1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     453,023
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     3.0%(2)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co.") and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").
(2) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 12 pages

-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     James E. Linberger IRA
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            100,000
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            0
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            100,000
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     Less than 1%(1)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005.


                               Page 5 of 12 pages

-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     James E. Lineberger
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             156,000(1)
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            453,023(2)
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            156,000(1)
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            453,023(2)
--------------------------------------------------------------------------------
(11) 8.51% AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,422,386(3)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     9.1%(4)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(1) Consists of (i) 56,000 currently exercisable options to purchase shares of common stock held by James E. Lineberger (the "Option") and (ii) 100,000 shares owned by the James E. Lineberger IRA (the "IRA").
(2) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co.") and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").
(3) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); (ii) 255,744 shares currently issuable upon exercise of warrants (the "Trust Warrants") held by the Trust; and (iii) 100,000 shares underlying convertible notes held by the Trust (the "Trust Notes") in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00. Mr. Lineberger is the beneficiary of the Trust, but does not have either voting or dispositive power over such shares.
(4) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005, as adjusted upward to 15,576,775 shares to reflect 153,452 shares issuable under the L & Co. Warrants; 255,744 shares issuable under the Trust Warrants; 56,000 shares issuable under the Option; and 100,000 shares issuable under the Trust Notes.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 12 pages

-----------------
CUSIP NO. 45727E
-----------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     James E. Lineberger, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE  INSTRUCTIONS)                                                 (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            813,363(1)
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            0
                       ---------------------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            813,363(1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     813,363
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

     5.3%(2)
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(1) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); (ii) 255,744 shares currently exercisable pursuant to warrants (the "Trust Warrants") held by the Trust; and (iii) 100,000 shares underlying convertible notes held by the Trust (the "Trust Notes") in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00.
(2) Based on a total of 15,011,579 shares outstanding on August 2, 2005 as reported in the Company's Form 10-QSB as filed with the SEC on August 2, 2005, as adjusted upward to 15,367,323 shares to reflect 255,744 shares issuable under the Trust Warrants and 100,000 shares issuable under the Trust Notes.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 12 pages

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on January 19, 2005 (the "Schedule 13-D") with the Securities and Exchange Commission. The Schedule 13D was filed jointly by The Irrevocable Trust of James
E. Lineberger u/a 12/17/98, L & Co., LLC, Lineberger & Co., LLC, James E. Lineberger IRA, James E. Lineberger and James E. Lineberger, Jr. (collectively, the "Reporting Persons"). This Amendment relates to the common stock, $0.01 par value per share, of InkSure Technologies Inc., a Delaware corporation (the "Company" or the "Issuer" ). The principal executive offices of the Company are located at 1770 N.W. 64th Street, Suite 350, Fort Lauderdale, FL 33309. This Amendment amends Items 4 and 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect.

Item 4.  Purpose of Transaction

On September 30, 2005, the Trust acquired convertible notes in an aggregate principal amount of $300,000 with an initial conversion price of $3.00 per share.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 8 of 12 pages

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) (i) Based on a total of 15,011,579 shares outstanding on August 2, 2005, as adjusted upward to 15,367,323 shares to reflect 255,744 shares issuable under the Trust Warrants, the Trust's beneficial ownership of 813,363 shares of common stock constitutes beneficial ownership of approximately 5.3% of the total number of shares of outstanding common stock of the Issuer. Lineberger II disclaims all beneficial ownership in the securities owned by the Trust.

      (ii) Based on a total of 15,011,579 shares outstanding on August 2, 2005, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants, L & Co.'s beneficial ownership of 453,023 shares of common stock constitutes beneficial ownership of approximately 3.0% of the total number of shares of outstanding common stock of the Issuer. Each of Lineberger I and Lineberger & Co. disclaim all beneficial ownership of all securities owned by L & Co.

      (iii) Based on a total of 15,011,579 shares outstanding on August 2, 2005, the IRA's beneficial ownership of 100,000 shares of common stock constitutes beneficial ownership of less than 1% of the total number of shares of outstanding common stock of the Issuer. Lineberger I has shared beneficial ownership of all securities owned by the IRA.

      (iv) Based on a total of 15,011,579 shares outstanding on August 2, 2005, as adjusted upward to 15,067,579 shares to reflect 56,000 shares issuable pursuant to the Option, Lineberger I's beneficial ownership of 156,000 shares of common stock constitutes beneficial ownership of approximately 1% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Lineberger II, as the trustee of the Trust, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 813,383 shares of common stock owned by the Trust.

      (ii) Lineberger & Co., as the Managing Member of L. & Co., has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 453,023 shares of common stock owned by L & Co.

                               Page 9 of 12 pages

      (iii) Lineberger I, individually, as the Manager of Lineberger & Co. and as the manager of the IRA: (a) has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 453,023 shares of common stock owned by L & Co.; (b) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 100,000 shares of common stock owned by the IRA; and (c) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 56,000 shares of common stock owned by Lineberger I in connection with the Option.

(c) (i) Except as reported in Item 4, during the past sixty days, none of the Reporting Persons has effected any transactions in shares of common stock.

(d)   Not applicable.

(e)   Not applicable.


                               Page 10 of 12 pages

                                                         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            IRREVOCABLE TRUST OF JAMES A LINEBERGER U/A 12/17/98

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger, Jr.
                            ----------------------------------------------------
                            (Signature)
                            Name: James E. Lineberger, Jr. Trustee


                            L & CO., LLC

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger
                            ----------------------------------------------------
                            (Signature)
                            Name:  James E. Lineberger, Manager of Lineberger
                                   & Co., LLC
                            Title: Managing Member

                            LINEBERGER & CO., LLC

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger
                            ----------------------------------------------------
                            (Signature)
                            Name:  James E. Lineberger
                            Title: Manager

                            JAMES E. LINEBERGER IRA

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger
                            ----------------------------------------------------
                            (Signature)
                            Name:  James E. Lineberger
                            Title: Manager



                              Page 11 of 12 pages

                            JAMES E. LINEBERGER

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger
                            ----------------------------------------------------
                            (Signature)

                            JAMES E. LINEBERGER, JR.

                            10/04/2005
                            (Date)

                            /s/ James E. Lineberger, Jr.
                            ----------------------------------------------------
                            (Signature)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                               Page 12 of 12 pages